374Water Inc.
701 W. Main Street, Suite 410
Durham, NC 27701

December 29, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Patrick Fullem. Esq.

RE:
374Water Inc.

Registration Statement on Form S-3

Filed December 22, 2022

Request for Acceleration

File No. 333-268942

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), 374Water Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-3 to 4:30 p.m., Eastern Time, on Friday, December 30, 2022, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Damian C. Georgino of Womble Bond Dickinson (US) LLP at (704) 331-4933.

Very truly yours,

374Water Inc.

By:	/s/ Yaacov Nagar
Yaacov Nagar
Chief Executive Officer

cc: Damian C. Georgino, Esq., Womble Bond Dickinson (US) LLP